US AMATEUR SPORTS, INC.

               STATEMENT OF COMPUTATION OF EARNINGS PER SHARE




Net income(loss) available to common stockholder  $  (143,051)  $  (240,018)

Weighted average common shares outstanding          7,430,045     6,000,600
                                                  -----------   -----------
Net loss per common share (a)                     $     (.019)  $     (.040)



(a) Basic and diluted loss per share are the same. The Company has issued no securities such as options, warrants or convertible securities or entered into any contingent stock agreements.